UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of November 2026

Commission File Number 001-41774

GMEX Robotics Corporation

(Translation of registrant’s name into English)

23-25 Mangrove Lane

Taren Point, NSW 2229

Australia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Class C Preferred Share Conversion Inducement Agreement

As previously reported, on October 14, 2026, GMEX Robotics Corporation, a British Virgin Islands company (the “Company”), consummated the transactions contemplated by that certain Share Purchase Agreement, dated as of July 28, 2026 and amended by a First Amendment on October 14, 2026 (as amended, the “Share Purchase Agreement”) with Alpha Meta AI Pte. Ltd., a Singapore company (“Issuer”), and MetaGen AI Limited, a British Virgin Islands company and principal shareholder of Issuer (“MetaGen”).

Pursuant to the Share Purchase Agreement, Issuer agreed to issue to the Company equity interests representing 30% of Issuer’s issued and outstanding equity interests on a fully diluted, after-issued basis (the “Initial Acquisition”) in exchange for an initial purchase price of US $2.52 million, paid of which 15% was payable in cash and 85% was payable in newly issued Class C preferred shares of the Company (“Class C Preferred Shares”).

Each Class C Preferred Share was convertible at the option of the holder into a number of Company Common Shares equal to the stated value of the Class C Preferred Shares divided by the conversion price then in effect. The initial conversion price was equal to the Closing VWAP (as defined in the Share Purchase Agreement).

On November 2, 2026, the Company entered into a Preferred Share Conversion Inducement Agreement (the “Inducement Agreement”) with the holders of the Class C Preferred Shares (collectively the “Holders”) whereby the Company agreed to allow the Holders to convert an aggregate of 2,142 Class C Preferred Shares at an agreed conversion price equal to 23% of the closing market price of the Company’s Class A ordinary shares (the “Class A Shares”) on the trading day immediately prior to the date of conversion, for an aggregate of 10,961,680 Class A Shares. As an additional inducement for the Holders to agree to the conversion of the Class C Preferred Shares, the Company agreed to issue to the Holders an aggregate of an additional 1,500 Class C Preferred Shares (the “Additional Class C Shares”).

The Company issued and will issue the Class A Shares upon conversion of the Class C Preferred Shares and Additional Class C Preferred Shares pursuant to exemptions from the registration requirements of the Securities Act of 1933, as amended, available under Section 4(a)(2) and/or 3(a)(9). The issuance of neither the Class A Shares upon conversion of the Class C Preferred Shares nor the Additional Class C Preferred Shares have been registered under the Securities Act, and such securities may not be offered or sold in the United States absent registration or an exemption from registration under the Securities Act and any applicable state securities laws.

The foregoing description of the Inducement Agreement and the transactions contemplated thereby does not purport to be complete and is qualified in its entirety by reference to the text of such Inducement Agreement, a copy of which is filed as Exhibit 2.1 to this Report of Foreign Private Issuer on Form 6-K, which is incorporated herein by reference. The representations, warranties and covenants contained in such agreement were made solely for purposes of that agreement, as of specified dates and for the benefit of the parties thereto, and may be subject to qualifications and limitations agreed upon by the parties.

INCORPORATION BY REFERENCE

The information contained in this Report on Form 6-K, including the exhibits hereto, shall be deemed to be incorporated by reference into the Company’s registration statement on Form F-3 (File No. 333-284232) and shall be deemed a part thereof from the date on which this Report on Form 6-K is furnished, to the extent not superseded by subsequently filed or furnished documents or reports.

EXHIBIT INDEX

Exhibit No.	Description

2.1	Form of Preferred Share Conversion Inducement Agreement, dated October 20, 2026, by and among GMEX Robotics Corporation and the holders of Preferred C Shares named therein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 2, 2026	GMEX ROBOTICS CORPORATION

	By:	/s/ Yinying Lu
Yinying Lu
Chief Executive Officer and Director (Principal Executive Officer)